Exhibit 99.1

RUSH EXPLORATION INC.

Suite 505, 11215 Jasper Avenue

Edmonton, AB

T5K 0L5

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the solicitation of proxies by management of Rush Exploration Inc. (the “Company”) for use at the Annual General Meeting of Shareholders of the Company to be held on June 26, 2013 (the “Meeting”) and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting. Except where otherwise indicated, the information contained herein is stated as of May 24, 2013.

All costs of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder"). A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with the Company by mail or courier at the address above, or by fax at (780) 628-0880, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)	executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and

(b)	delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law.

Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments, variations or other matters.

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NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders of the Company are considered “non-registered” shareholders if the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered tax plans and similar plans); or (b) in the name of a clearing agency (such as The Depositary Trust Company (“DTC”) or The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting materials to each Non-Registered Holders unless they have waived their right to receive such materials. If you hold your shares through an Intermediary, please follow the instructions for voting provided by such Intermediary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors and as set out herein. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company has an unlimited number of authorized common shares. On May 24, 2013 (the “Record Date”), there were 86,266,152 common shares issued and outstanding, each share carrying the right to one vote. The Company is also authorized to issue an unlimited number of preferred shares without par value, of which none have been issued as of that date.

Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. On a show of hands, every shareholder will have one vote and, on a poll, every shareholder present in person will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than half of the votes cast will be required to pass an ordinary resolution, and a majority of at least two-thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name of Beneficial Owner	Number of Shares Owned	Percent of Issued Shares Beneficially Owned
Black Rock Energy	50,000,000	57.96%

(1) The above information was supplied to the Company by the shareholders.

ELECTION OF DIRECTORS

Management proposes to nominate the persons listed below for election as Directors. Each Director will hold office until the next Annual General Meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

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Name, Residence and Present Position with the Company	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)(3)	Principal Occupation(1)(2)
Ken Williams Jackson, Ca. Director, President, CEO	December, 2012	-	Self Employed Geologist
Robert Coale Solana Beach, CA Director	September 2008	250	Self Employed Engineer

(1)	The information is as of the Record Date and has been furnished by the respective nominees.
(2)	Information respecting principal occupations is set forth below.
(3)	Number of shares owned includes stock options exercisable within 60 days of the Record Date.

Information relating to the principal occupations and background of each of the nominees as directors is as follows:

Ken Williams, is a Geologist who has been working in California exclusively on mine planning, permitting, and reclamation for the past 15 years for underground and open pit mines. Mr. Williams has successfully permitted approximately 150 million tons of industrial minerals and aggregates as well as gold producing properties. He has over 15 years experience in exploration, consulting, and laboratory dealing with exploration projects in Canada and the United States focusing on industrial minerals, precious metals, and base metal projects.  Mr. Williams' laboratory experience includes processing samples for Uranium-Lead Isotopes, processing samples for X-Ray Diffraction (XRD), and Induced Coupling Mass Spectrometry, (ICP-MS).

Mr. Williams has held Series 7, 63 and 65 as a Registered Representative in the US with an emphasis on mining and commodity companies for Global Resource Investments, Prudential Securities and Citigroup (formerly Calfed Bank). Mr. Williams worked for Altius Minerals, Diadem Resources and Southern Gold Resources in various exploration roles and is currently engaged as a Geologist in Jackson, California.

Mr. Williams holds a B.Sc. (Hons) Geology and Geochemistry

Robert Coale, has been a Director of Rush Exploration Inc. since September 2008. Currently Mr. Coale is the President and Director of Patriot Gold Corp. as well as Director of Giant Resources Inc.; all of which are publicly traded exploration companies. He is also technical advisor to Premium Exploration, Inc. and a past Director of Goldfields International Inc. and Franciso Gold Corporation. He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.  Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

The Company does not have an audit committee, the functions of which are performed by the Board of Directors.

The Company does not have a nominating committee, the functions of which are performed by the Board of Directors.

No proposed director of the Company is, or within the 5 years prior to the date of this Management Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

(a)	was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
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(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(c)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d)	has individually, within the 10 years prior to this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEO’s”):

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)	each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)	any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2012 the end of the most recently completed financial year of the Company, the Company had one Named Executive Officer, whose name and position held within the Company is set out in the summary compensation table below.

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Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company’s three (3) most recently completed financial years ended December 31.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
NEO Name and Principal Position	Year	Salary ($CDN)	Bonus ($CDN)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen- sation ($)
Ken Williams(1) President/CEO	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Keith Diakiw(1) President/CEO/COO	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Keith Diakiw(1) President/CEO/COO	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Noland(2) President/CEO/COO	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Noland(2) President/CEO	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) Mr. Diakiw resigned from his respective positions on December 1, 2012 and Mr. Williams was appointed to the respective positions on December 1, 2012.

(2) Mr. Noland resigned from his respective positions on February 12, 2011. Mr. Diakiw was appointed to the respective positions on February 12, 2011

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR’s (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During The Most Recently Completed Financial Year

The Company has one stock option plan pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company. Under the Company’s 2005 Stock Option Plan, the Company may grant options to its directors, consultants, and employees for up to 50,000 shares of common stock. The exercise price of each option equals the market price of the Company’s stock on the date of grant. Options vest over a three-year period, unless otherwise specified by the Board of Directors. All options have a 10-year term.

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2012:

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Number of Options Currently Exercisable	Weighted Average Exercise Price

$ 25.00	250	2.8	250	$25.00

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There are 47,500 options available to be granted under the 2005 Plan. There were no stock options granted to Officers or Directors during 2012. No officers or directors have exercised stock options granted to them by the Company. The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer directly. However, reference is made to the disclosure under “Management Contracts” for particulars of consulting agreements entered into with companies of which the Named Executive Officer is a principal.

There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $150,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officer as well as stock option grants to Directors is disclosed above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The were no compensation plans under which equity securities of the Company’ are authorized for issuance as of the end of the Company’s most recently completed financial year with respect to compensation plans.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone who is not a Director or Named Executive Officer of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An ‘informed person” means: (a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE

The Board of Directors is empowered to appoint an audit committee for the Corporation and will function as our audit committee until one is appointed.

Following the Meeting, the directors of the Company will consider adopting a charter of the Audit Committee. However none is presently in place.

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In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2012	$11,000	$Nil	$Nil(1)	$Nil
December 31, 2011	$15,000	$Nil	$Nil(1)	$Nil

(1)	Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by the Canada Revenue Agency. (“CRA”).

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to authorize the Directors to appoint the auditor for the Company until the next Annual General Meeting and to authorize the Directors to fix their remuneration.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgment on that matter.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

SHAREHOLDER PROPOSALS

Proposals which shareholders wish to be considered for inclusion in the Management Information Circular and proxy card for the 2014 annual shareholder meeting must be received by the Company by December 1, 2013 and must comply with the requirements of the Canada Business Corporations Act, as amended, and regulations thereto.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

Financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, which are being mailed to Shareholders with the Notice of Meeting and this Management Information Circular. Shareholders may request additional copies by mail to Suite 505, 11215 Jasper Avenue, Edmonton, AB T5K 0L5.

The contents and the sending of this Management Information Circular have been approved by the Company’s Board of Directors.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

RUSH EXPLORATION INC.

Ken Williams

President

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